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Exhibit 11 - Earnings per share

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

                                                            1997            1998

Net income (loss)                                          (140,172)       (141,895)
Dividends on preferred stock                                  4,071           4,071
                                                        -----------     -----------
Net income (loss) applicable to common share holders       (144,243)       (145,966)
                                                        ===========     ===========

Weighted average common shares outstanding                1,437,783       2,147,863
Weighted average options vested                             149,167         107,413

Net income (loss) per common share
     Basic                                              $     (0.10)    $     (0.07)
     Diluted                                            $     (0.10)    $     (0.07)